Exhibit 99.1

NuRAN Wireless lnc.

Amended and Restated Condensed lnterim Consolidated

Financial Statements

March 31, 2026 and 2025

Amended Condensed Interim Consolidated Financial Statements
Amended and Restated Condensed Interim Consolidated Statements of Financial Position	2
Amended and Restated Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	3
Amended and Restated Condensed Interim Consolidated Statements of Shareholders’ Equity (Deficiency)	4
Amended and Restated Condensed Interim Consolidated Statements of Cash Flows	5
Amended and Restated Notes to Condensed Interim Consolidated Financial Statements	6-35

NuRAN Wireless lnc.

Amended and Restated Condensed lnterim Consolidated Statements of Financial Position

As at March 31, 2026 and December 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

	2026-03-31	2025-12-31
	$	$
ASSETS
Current assets

Cash	1,933,539	4,665,392
Trade and other receivables	4,211,999	3,798,016
Scientific research and experimental development
tax credits receivable	53,029	49,200
Accrued revenues (Note 3)	2,605,273	2,724,647
Inventories (Note 4)	6,031,752	6,389,739
Prepaid expenses	80,479	59,348
Security deposits and deposits on purchase of goods	1,384,895	1,313,447
Loan receivable (Note 5)	77,347	77,347
Current assets	16,378,312	19,077,136
Non-current assets
Property, plant and equipment (Note 6)	3,713,165	3,059,201
Intangible assets (Note 7)	7,474,788	7,472,426
Right-of-use assets (Note 8)	342,142	389,407
Non-current assets	11,530,095	10,921,034
Total assets	27,908,407	29,998,169

LIABILITIES
Current liabilities
Trade and other payables	9,644,069	10,456,567
Customer advances (Note 9)	1,173,574	1,154,191
Loans payable (Note10)	70,408	7,297,100
Convertible debentures (Note 12A)	2,645,502	2,645,502
Convertible debentures and derivative liability (Note 12B)	2,689,643	2,432,637
Current portion of lease liabilities (Note 11)	41,983	92,580
Current liabilities	16,265,179	24,078,577
Non-current liabilities
Lease liabilities (Note 11)	322,690	323,206
Loans payable (Note 10)	8,130,123	—
Total liabilities	24,717,991	24,401,783

Shareholders' equity
Share capital (Note 13)	86,654,171	86,606,375
Warrants (Note 14)	6,470,739	6,465,936
Contributed surplus (Notes 15)	7,559,538	7,559,538
Foreign exchange in translation of foreign operations	(1,093,799)	(801,802)
Accumulated deficit	(96,400,235)	(94,233,661)
Total shareholders' equity	3,190,415	5,596,387
Total liabilities and shareholders' equity	27,908,407	29,998,169

The accompanying notes are an integral part of the amended and restated condensed interim consolidated financial statements.

NuRAN Wireless lnc.

Amended and Restated Condensed lnterim Consolidated Statements of Net Loss and Comprehensive Loss

For the periods ended March 31, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended
	2026-03-31	2025-03-31
	$	$
Revenue	871,066	2,209,079
Cost of sales	240,649	310,699
Gross profit (loss)	630,417	1,898,380

Selling expenses	117,319	149,517
Administrative expenses	1,800,649	1,297,220
Financial expenses	755,213	1,911,196
Research and development costs, net of $3,828 in tax credits for the three-month period ended March 31, 2026, ($26,209 for the three-month period ended March 31, 2025)	313,711	206,503
	2,986,892	3,564,436
Loss before other elements	(2,356,475)	(1,666,055)
Other elements:
Gain (Loss) on debt settlement	189,901	(23,474)
	189,901	(23,474)
Loss before income taxes	(2,166,574)	(1,689,530)
Income tax expense
Income Tax	—	—
Net loss for the period	(2,166,574)	(1,689,530)

Other comprehensive income (loss)
Foreign exchange difference on translation of foreign operations	(291,997)	(107,740)
Total comprehensive loss for the period	(2,458,571)	(1,797,270)

Net loss per share (Note 16)
Basic and diluted loss per share	(0.17)	(8.05)

Weighted average number of outstanding common shares	13,079,666	209,777

The accompanying notes are an integral part of the amended and restated condensed interim consolidated financial statements.

NuRAN Wireless lnc.

Amended and Restated Condensed lnterim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the periods ended March 31, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

								2026-03-31
	Share capital		Warrants	Contributed Surplus	Fair Value of the conversion option	Translation reserve	Deficit	Total Equity
	Number	$	$	$			$	$
Balance as at January 1, 2026	13,069,567	86,606,375	6,465,936	7,559,538	—	(801,802)	(94,233,661)	5,596,387
Issue of shares (Note 13)	15,149	47,796	—	—	—	—	—	47,796
Net loss for the period	—	—	—	—	—	—	(2,166,574)	(2,166,574)
Foreign exchange in translation of foreign operations	—	—	—	—	—	(291,997)	—	(291,997)
Issue of warrants (Notes 13 and 14)	—	—	4,803	—	—	—	—	4,803
Balance as at March 31, 2026	13,084,716	86,654,171	6,470,739	7,559,538	—	(1,093,799)	(96,400,235)	3,190,415

								2025-03-31
	Share capital		Warrants	Contributed Surplus	Fair Value of the conversion option	Translation reserve	Deficit	Total Equity
	Number	$	$	$			$	$
Balance as at January 1, 2025	195,647	54,994,088	761,495	6,731,440	41,846	(1,148,311)	(72,797,613)	(11,417,055)
Issue of shares (Note 13)	10,000	244,500	—	—	(131,749)	—	—	112,751
Net loss for the period	—	—	—	—	—	—	(1,689,530)	(1,689,530)
Debenture conversion in share capital (Notes 12A)	11,666	831,749	—	—	—	—	—	831,749
Foreign exchange in translation of foreign operations	—	—	—	—	—	(107,740)	—	(107,740)
Issue of warrants (Notes 13 and 14)	—	(45,000)	45,000	—	—	—	—	—
Balance as at March 31, 2025	217,313	56,025,337	806,495	6,731,440	(89,903)	(1,256,051)	(74,487,143)	(12,269,825)

The accompanying notes are an integral part of the amended and restated condensed interim consolidated financial statements.

NuRAN Wireless lnc.

Amended and Restated Condensed lnterim Consolidated Statements of Cash Flows

For the periods ended March 31, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

	2026-03-31	2025-03-31
	(3 months)	(3 months)
	$	$
OPERATING ACTIVITIES

Net Loss	(2,166,574)	(1,689,530)
Non-cash flow adjustments
Depreciation of property, plant and equipment	72,252	18,736
Depreciation of intangible assets	59,058	5,539
Depreciation of Right-of-use assets	52,941	43,598
Amortization of OID	101,991	237,733
Interest on overdue payables	11,147	—
Interest on lease liabilities	17,377	4,975
(Gain) loss on debt settlement	(189,901)	23,474
Accretion of convertible debentures	110,261	433,550
OID on convertible debenture	44,754	(1,705)
Interest on loan	207,306	—
Expected credit loss	(288,500)	(90,536)
Loan payable	354,913	31,232
Net change in working capital items
Trade and other receivables	(136,629)	(1,087,558)
Accrued revenues	119,374	(340,687)
Scientific research and experimental development
tax credits receivable	(3,829)	(26,208)
Inventories	357,987	(547,582)
Prepaid expenses	(21,131)	(64,915)
Security deposits and deposits on purchase of goods	(71,448)	(240,465)
Trade and other payables	(777,305)	1,280,944
Customer advances	19,383	358,465
Net cash from operating activities	(2,126,571)	(1,650,940)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(700,370)	(67,995)
Purchase of intangible assets	(61,421)	(62,363)
Net cash used in investing activities	(761,791)	(130,358)

FINANCING ACTIVITIES
Lease liabilities	—	7,879
Repayment of lease liabilities	(74,389)	(52,454)
Proceeds (repayment of) loan payable	548,517	1,988,045
Net cash used in financing activities	474,128	1,943,470
Net decrease in cash	(2,414,234)	162,172
Cash, beginning of period	4,665,392	1,171,558
Foreign exchange in translation of foreign operations	(317,619)	(107,740)
Cash, end of period	1,933,539	1,225,990

Non-cash transactions
Non cash - Issue of common share	47,795	—
Non cash - Issue of warrants	4,803	—
Non-cash transactions	52,598	—

The accompanying notes are an integral part of the amended and restated condensed interim consolidated financial statements.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

1. NATURE OF OPERATlONS AND GOlNG CONCERN

NuRAN Wireless Inc. (“NuRAN” or the “Company”) was incorporated in the province of British Columbia, Canada on September 23, 2014. The Company’s registered office is located at 1000 - 595 Burrard Street, Vancouver BC V7X 1S8 and its place of business is at 2150, Cyrille-Duquet, suite 100, Québec (Québec) G1N 2G3.

The Company’s shares are traded on the Canadian Securities Exchange (the “CSE”) under the trading symbol “NUR”. On December 9, 2025, the Company completed a 300 for 1 consolidation of its common shares, whereby each 300 common shares issued and outstanding was consolidated into one common share. The share consolidation did not result in any change to the Company’s issued share capital. All references to common shares, share-based compensation and warrant amounts in these financial statements have been retroactively adjusted to reflect the share consolidation.

The Company with its subsidiaries (together, the “Company”) operates in the research, development, manufacturing, marketing and operation of digital electronic circuits and wireless telecommunication products and services to the mobile telephony industry.

A summary of the Company’s subsidiaries included in these condensed interim financial statements as at March 31, 2026 is as follows:

Name of subsidiaries	Country of incorporation	Percentage ownership	Functional currency	Principal activity
Innovation Nutaq Inc.	Canada	100%	CAD	Wireless solutions
NuRAN Wireless (Africa) Holding	Mauritius	100%	USD	Holding company
NuRAN Wireless DRC SA	DRC	100%	USD	Wireless solutions
NuRAN Wireless Cameroon Ltd	Cameroon	100%	XAF	Wireless solutions
NuRAN Wireless Benin S.A.R.L.U	Benin	100%	XOF	Wireless solutions
NuRAN Wireless Madagascar S.A.R.L.U	Madagascar	100%	MGA	Wireless solutions
NuRAN Wireless Cote d’Ivoire S.A.R.L.U	Ivory Coast	100%	XOF	Wireless solutions
Advance Factoring Inc. (2025)	Canada	100%	CAD	Factoring

XAF - Central African Franc; XOF - West African Franc; MGA - Malagasy Ariary

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATlONS AND GOlNG CONCERN (CONTlNUED)

The Company provides products and services that help Mobile Network Operators (MNOs) profitably serve off-grid markets. The main strategy is to finance, build, sell to a customer and manage rural cellular infrastructure telecommunications sites, monetizing the assets through a Network as a Service (NaaS) business model that has been developed by the Company. It also sells products and services direct to MNOs and others which they build into their own networks.

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) on a going concern basis of accounting, which assumes that the Company will continue operations for the foreseeable future and be able to realize the carrying value of its assets and discharge its liabilities and commitments in the normal course of business During the three-month period ended March 31, 2026, the Company incurred a net loss of $2,166,574 ($1,689,530 for the three-month period ended March 31, 2025) and used net cash of $2,126,572 ($1,650,940 for the three-month period ended March 31, 2025) in operating activities and, as of that date, had an accumulated deficit of $96,400,235 ($94,233,661 for the year ended December 31, 2025) and a working capital surplus of $113,134 (deficiency of $5,001,442 for the year ended December 31, 2025). Additionally, in prior periods and through part of the year ended December 31, 2025, the Company operated with a shareholders’ deficit and had overdue outstanding debt instruments with ongoing creditor waivers. These conditions indicate the existence of material uncertainties that cast a significant doubt on the Company’s ability to continue as a going concern.

In December 2025, the Company completed steps approved by its shareholders at Annual General and Special Meetings (AGSMs) on October 22, 2025 and October 29, 2025 including a 300:1 share consolidation effective on December 9, 2025 and subsequent to this, a Restructuring Transaction. The Restructuring Transaction resulted in the conversion and extinguishment of over $20 million of debt and accounts payable to equity, together with a private placement raising aggregate gross proceeds of $5.8 million. As a result of the Restructuring Transaction, the Company’s shareholders’ deficit moved to a surplus position, and the Company’s market capitalization exceeded $57 million at March 31, 2026.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATlONS AND GOlNG CONCERN (CONTlNUED)

The Company submitted an application to list its common shares on Nasdaq on March 30, 2026 which is subject to pending filings and approvals, and appointed additional strategic advisors to support operational and commercial growth in Africa. The Company’s operations continued to grow across Cameroon, the DRC and, prospectively, Ivory Coast and Benin. The Company has a history of securing sufficient debt and equity funding and continues to actively pursue additional financing to support its operations and growth. During the quarter, the company received approval for the final drawdown of USD 0.45 million (CAD 0.62 million) of the USD 5 million (CAD 6.83 million) loan from the Facility for Energy Inclusion (FEI), a fund managed by a non related company, Cygnum Capital.

Having regard to the completion of the Restructuring Transaction, the Company’s operational progress, its committed and anticipated financing arrangements, and all other available information up to the date of approval of these consolidated financial statements, management has concluded that the going concern basis of accounting used in preparation of these consolidated financial statements is appropriate. Nonetheless, the Company’s ability to continue as a going concern remains dependent upon its planned raise of capital, continuity of debt availability as may be needed, and the continued execution of its NaaS deployment strategy in Africa.

Although material uncertainties remain that could impact the Company’s ability to continue as a going concern, no adjustments have been made to the carrying amounts of assets and liabilities in these consolidated financial statements.

The condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on July 10, 2026.

2.	MATERlAL ACCOUNTlNG POLlClES

Basis of Preparation

The Interim Financial Statements as at March 31, 2026, and for the three months then ended have been prepared in accordance with International Accounting Standard (“IAS 34”) Interim Financial Reporting. The Interim Financial Statements should be read in conjunction with the Company’s Audited Financial Statements for the year ended December 31, 2025. Selected explanatory notes are included in the Interim Financial Statements to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last audited financial statements.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

2.	MATERlAL ACCOUNTlNG POLlClES (CONTlNUED)

These interim financial statements have been prepared on an accrual basis and are based on historical cost basis except for a certain financial instrument which is measured at their fair value.

The Interim Financial Statements of the Company are presented in Canadian dollars unless otherwise indicated, the reporting currency of the Company.

Significant management judgement in applying accounting policies and estimation uncertainty

When preparing the condensed interim financial statements, management makes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the condensed interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Company’s last annual financial statements for the year ended December 31, 2025.

Material Accounting Policies

Material accounting policies applied to these Interim Financial Statements are the same as those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

3.	ACCRUED REVENUES

Schedule Of Accrued Revenues Table

	2026-03-31	2025-12-31
	$	$
Equipments sale	3,882,008	3,817,118
Services revenues	6,605,476	5,978,756
Interest Revenues	658,140	600,414
Sites revenues	(8,540,352)	(7,671,641)
	2,605,273	2,724,647

Accrued revenues represent the unbilled cumulative site deployment and construction revenue under IFRS 15 for which the performance obligation has been delivered.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

4.	lNVENTORY

	2026-03-31	2025-12-31
	$	$
Raw materials	1,217,815	1,228,181
Finished goods	1,239,530	1,373,104
Work in progress	3,574,408	3,788,454
	6,031,752	6,389,739

5.	LOAN RECElVABLE

	2026-03-31	2025-12-31
	$	$
Loan from non-related companies (a)	50,000	50,000
Loan from non-related companies (b)	27,347	27,347
	77,347	77,347

a)	This is an unsecured loan to a non-related company entered into on December 23, 2025 bearing interest at 5% per annum and repayable on June 30, 2026.

b)	This is an unsecured loan to a non-related individual entered into on December 23, 2025 bearing interest at 5% per annum and repayable on June 30, 2026.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

6.	PROPERTY, PLANT AND EQUlPMENT

The Company’s property, plant and equipment and their carrying amounts are detailed as follows:

	March 31, 2026
	Leasehold improvements	Equipment and furniture, tele- communication system, furniture and fixtures	Computer equipment	Site infrastructure	Total
	$	$	$		$
Gross carrying amount
Balance as at December 31, 2025	8,995	2,187,232	429,022	1,525,067	4,150,316
Additions	—	698,837	1,533	—	700,370
Current translation effects	—	(3,925)	3,693	25,926	25,694
Balance as at March 31, 2026	8,995	2,882,143	434,248	1,550,993	4,876,379
Depreciation and impairment
Balance as at December 31, 2025	7,183	698,048	343,439	42,445	1,091,114
Depreciation	450	32,599	6,427	32,777	72,252
Current translation effects	—	(1,237)	363	722	(153)
Balance as at March 31, 2026	7,633	729,410	350,229	75,944	1,163,213
Carrying amount as at March 31, 2026	1,362	2,152,733	84,019	1,475,049	3,713,165

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

6.	PROPERTY, PLANT AND EQUlPMENT (CONTlNUED)

	December 31, 2025
	Leasehold improvements	Equipment and furniture, tele- communication system, furniture and fixtures	Computer equipment	Site infrastructure	Total
	$	$	$		$
Gross carrying amount
Balance as at December 31, 2024	8,995	746,818	358,758	—	1,114,571
Additions	—	1,432,036	66,978	—	1,499,014
Reclassification	—	—	—	1,525,067	1,525,067
Current translation effects		8,378	3,286	—	11,664
Balance as at December 31, 2025	8,995	2,187,232	429,022	1,525,067	4,150,315
Depreciation and impairment
Balance as at December 31, 2024	5,383	597,090	318,395	—	920,868
Depreciation	1,800	97,867	23,935	42,445	166,046
Current translation effects		3,092	1,109	—	4,201
Balance as at December 31, 2025	7,183	698,048	343,439	42,445	1,091,114
Carrying amount as at December 31, 2025	1,812	1,489,184	85,583	1,482,622	3,059,201

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

7.	lNTANGlBLE ASSETS

The Company’s intangible assets and their carrying amounts are detailed as follows:

	March 31, 2026
	Software	Total
	$	$
Gross carrying amount
Balance as at December 31, 2025	8,394,729	8,394,729
Additions	-	-
Under development	60,661	60,661
Acquired	760	760
Balance as at March 31, 2026	8,456,150	8,456,150

Depreciation and impairment
Balance as at December 31, 2025	922,303	922,303
Depreciation	59,058	59,058
Balance as at March 31, 2026	981,361	981,361
Carrying amount as at March 31, 2026	7,474,788	7,474,788

	December 31, 2025
	Software	Trademarks	Total
	$	$	$
Gross carrying amount
Balance as at December 31, 2024	8,160,650	44,244	8,204,894
Additions	-	-	-
Under development	231,302	—	231,302
Acquired	2,777	—	2,777
Write-off	-	(44,244)	(44,244)
Balance as at December 31, 2025	8,394,729	-	8,394,729

Depreciation and impairment
Balance as at December 31, 2024	872,162	—	872,162
Depreciation	50,141	—	50,141
Balance as at December 31, 2025	922,303		922,303
Carrying amount as at December 31, 2025	7,472,426		7,472,426

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

8.	RlGHT-OF-USE ASSETS

The Company’s right-of-use assets and their carrying amounts are detailed as follows:

	2026-03-31	2025-12-31
	$	$
Gross carrying amount
Opening balance	1,170,206	815,051
Addition	—	258,150
Current translation effects	6,099	97,005
Closing balance	1,176,305	1,170,206

Depreciation and impairment
Opening balance	780,799	588,408
Depreciation	52,941	185,658
Current translation effects	423	6,733
Closing balance	834,163	780,799
Carrying amount	342,142	389,407

9.	CUSTOMER ADVANCES

	2026-03-31	2025-12-31
	$	$
Customer advances	1,173,574	1,154,191
Total	1,173,574	1,154,191

Customer advances represent advance payments received from customers for non-NaaS sales which have not been invoiced as of period end.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

10.	LOANS PAYABLE

	2026-03-31	2025-12-31
	$	$
Loan from non-related company (a)	62,648	69,429
Loan from non-related company (b)	8,130,123	7,150,626
Loan from non-related company (c)	—	63,467
Loan from non-related company (d)	7,761	13,579
Loans Payable	8,200,530	7,297,100

Current	70,408	7,297,100
Non-current	8,130,123	—
Loans Payable	8,200,530	7,297,100

a)	The amount due to a non-related party was replaced with an unsecured loan of USD 394,781 (CAD 536,073), including interest of USD 75,930 (CAD 103,105), dated December 5, 2023. The loan bears interest at a fixed rate of 11% per annum and was payable over 24 months in blended principal and interest payments.

On December 22, 2025, the Company partially settled a portion of the remaining balance of the loan of USD 147,000 (CAD 202,056) including USD 32,797 (CAD 45,089) of interest (principal portion USD $114,203 (CAD 157,007), by issuing 69,929 common shares of the Company. The carrying value of the debt extinguished at the date of settlement was USD $147,000 (CAD 202,096).

During the period ended March 31, 2026, the Company repaid USD 9,710 (CAD 13,535) for a remaining balance of USD 44,945 (CAD 62,648) bearing interest at a fixed rate of 11% per annum and payable over 24 months in blended principal and interest payments.

b)	The loan is pursuant to a two-year term loan facility of USD 5,000,000 (CAD 6,834,000 dated April 26, 2024 with FEI Ongrid to NuRAN Wireless (Africa) Holding. The loan is secured on the business and assets of NuRAN Wireless Cameroon Ltd and NuRAN Wireless DRC SA under a general security agreement and bears interest at the Secured Overnight Financing Rate (SOFR) plus 8.5% per annum. Interest accrues but is not payable until maturity. The terms of the loan were amended extending the maturity date to April 26, 2027 with interest partially paid in cash in accordance with an agreed schedule to maturity.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

10.	LOANS PAYABLE (CONTlNUED)

On March 10, 2025, the Company received drawdown of USD 1,050,000 (CAD 1,515,255).

On October 6, 2025, the Company received drawdown of USD 1,000,000 (CAD 1,395,500).

On March 13, 2026, the Company received drawdown of USD 450,000 (CAD 627,255).

During the three-month period ended March 31, 2026, the Company capitalized USD 165,494 (CAD 230,682) in interest.

c)	The loan, secured by guarantee of the parent company, is pursuant to a bank facility of CFA 150,000,000 (approx. $366K) with Société Générale Cameron to NuRAN Cameroon Ltd, dated June 20, 2024. The disbursement was made on February 25, 2025. The loan bears interest at a fixed rate of 7% and is payable monthly in blended principal and interest payments in the amount of CFA 12,283,126 (approx. $31K) over 12 months from the disbursement date.

During the year ended December 31, 2025, the Company repaid CFA 124,126,824 for a remaining balance of CFA 25,873,176.

During, the three-month period ended March 31, 2026, the Company fully repaid the loan.

d)	The unsecured loan is an installment payment agreement of $23,279 including interest at a fixed rate of 14.8% dated July 28, 2025 and is payable monthly in blended principal and interest payments in the amount of $1,924 over 12 months.

During the year ended December 31, 2025, the Company repaid $9,699 for a remaining balance of $13,579.

During the three-month period ended March 31, 2026, the Company repaid $5,820 for remaining balance of $7,760.

11.	LEASE LlABlLlTlES

Lease liabilities are measured at the present value of lease payments using the Company’s incremental borrowing rate of 8% - 18% (2025 8% - 18%) on the date of the lease inception. The incremental borrowing rate reflects the rate of interest that the Company would have to pay to borrow over a similar term the funds necessary to obtain an asset of similar value in a similar economic environment.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

11. LEASE LlABlLlTlES (CONTlNUED)

The Company’s lease liabilities and their carrying amounts are detailed as follows:

	2026-03-31	2025-12-31
	$	$
Gross carrying amount

Opening balance	415,786	256,637
Additions	—	366,721
Lease payments	(74,389)	(257,623)
Lease interest	17,377	50,051
Effect of foreign exchange	5,899	—
Closing balance	364,673	415,786

Current	41,983	92,580
Non-current	322,690	323,206
Lease Liabilities	364,673	415,786

12A. CONVERTlBLE DEBENTURES

As at March 31, 2026, the convertible debentures and unsecured convertible debenture consists of:

	Convertible debentures	Unsecured Convertible debentures	Total
	$	$	$

Balance at December 31, 2024	2,424,087	2,645,502	5,069,589
Fair Value	335,063	—	335,063
Amortization of OID	1,002,561	—	1,002,561
Conversion (a)	(800,000)	—	(800,000)
Accretion	422,853	—	422,853
Settlement (b)	(3,384,564)	—	(3,384,564)
Closing balance, as at December 31, 2025	—	2,645,502	2,645,502

Closing balance, as at March 31, 2026	—	2,645,502	2,645,502

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

12A. CONVERTlBLE DEBENTURES (CONTlNUED)

Unsecured convertible debentures

As at December 20, 2023, the Company extended the maturity date of the Convertible Debentures entered into in July 2022. The maturity date of the Convertible Debentures was extended to July 12, 2024 along with other terms of the original debenture which were amended.

The original debenture had an original issuance discount of 10% and this was increased to 16% paid upon maturity leading to a maturity value of $2,645,502. In addition, the principal amount is convertible into common shares of the Company at a fixed price of $120 at the option of the debenture holder during the term of the Convertible Debenture. Under the terms of the Convertible Debenture the principal amount is due one year from the date of closing and does not bear interest until the maturity date or an event of default occurs. The number and terms of warrants issued in conjunction with the original debenture, as well as all other terms of the debenture did not change.

The debenture value determined using the current value method which deducts the value of the conversion option from the maturity value was $2,273,353.

In accordance with IFRS 9, the Company assessed whether the December 20, 2023 amendment to the Convertible Debentures constituted a modification or an extinguishment. The present value of the cash flows under the amended terms, discounted at the original effective interest rate, differed from the present value of the remaining cash flows under the original terms by less than 10%, and no other qualitative factors requiring immediate derecognition were present. Accordingly, the amendment was accounted for as a debt modification. The carrying amount of the debenture was adjusted to the present value of the modified future cash flows, discounted at the original effective interest rate, and the resulting gain on modification of $Nil was recognized in financial expenses in the consolidated statement of net loss and comprehensive loss for the year ended December 31, 2023.

The current value method refers to the present value of the contractual future cash flows of the debenture (being the maturity amount of $2,645,502 payable on July 12, 2024), discounted using an applicable market rate of interest that reflects the credit risk and terms of the instrument at the date of the amendment. The share price used as an input to the Black-Scholes model for valuing the conversion option was the market price of the Company’s common shares on the date of the transaction (December 20, 2023), being $0.11 per share (pre-consolidation), which represents a Level 1 input. No VWAP or other averaging methodology was applied.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

12A. CONVERTlBLE DEBENTURES (CONTlNUED)

The fair value of the conversion option on December 20, 2023 was estimated at $nil, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the conversion options used the following assumptions:

Share price	$33
Exercise price	$120
Time to maturity	6 months
Risk-free rate	3.91%
Expected volatility	26.80%
Dividend yield	Nil
Dilution factor	41.06%

On December 23, 2024, the Company extended the convertible secured debentures issued in August 2023. The debenture holders agreed to extend the maturity for a further 28 months to December 31, 2026 and reduce the interest rate to 10% to December 2026. As consideration to these debenture holders, the Company agreed to increase the principal amount owing of $2,256,419 to include interest accrued to date of $882,034, a one-time extension fee of 15% and a prepayment of interest for 2025 as an increase in the principal amount. In addition, the Company agreed to reduce the price per Unit to $60 and to extend the expiry of the warrants that have been issued or are to be issued upon conversion to August 28, 2028. The new principal amount of $4,184,604 includes an Original Issuance Discount (“OID”) of 25% of $1,046,151 (a). The OID is amortized over two years and it recorded in the consolidated statement of financial position as convertible debenture and in Consolidated Statements of Net Loss and Comprehensive Loss as financial expenses.

The debenture value determined using the current value method which deducts the value of the conversion option from the maturity value was $3,397,006.

The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $60 per common share.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

12A. CONVERTlBLE DEBENTURES (CONTlNUED)

In accordance with IFRS 9, the Company assessed whether the December 23, 2024 amendment to the convertible debentures constituted a modification or an extinguishment. The amendments significantly impacted the economic substance of the instrument and result in a fundamentally different risk and return profile for both the Company and the holders. Consistent with IFRS 9, amendments were considered an extinguishment and the original debenture liabilities were therefore derecognized in full as at December 23, 2024, and new financial liabilities were recognized at fair value on that date.

On extinguishment, the original debenture was derecognized at its carrying amount of $2,256,419 and the new debenture was recognized at its fair value of $3,397,006, determined using the current value method. The resulting loss on extinguishment of $1,140,587 has been recognized in financial expenses in the consolidated statement of profit or loss and comprehensive loss for the year ended December 31, 2024.

The fair value of the conversion option on December 23, 2024 was estimated at $41,846 (a), which was derived using a Black-Scholes option pricing model:

Share price	$27
Exercise price	$60
Time to maturity	2 years
Risk-free rate	3.03%
Expected volatility	60.18%
Dividend yield	Nil
Dilution factor	38.43%

Convertible debentures

During the year ended December 31, 2024, the debenture holders requested the conversion of the principal value of debentures totalling $225,000 in common shares of the Company. Taking into account the book value of the debentures converted, as well as the value of the conversion option, the carrying value recorded for these shares based on share value plus fair value of the conversion option was $227,000.

(a) During the year ended December 31, 2025, the debenture holders requested the conversion of debentures totalling a value of $800,000 in common shares of the Company. Taking into account the book value of the debentures converted, as well as the value of the conversion option, the carrying value recorded for these shares was $247,975.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

12A. CONVERTlBLE DEBENTURES (CONTlNUED)

(b) On December 22, 2025, the Company settled debt of $3,384,564 in common shares of the Company, resulting in the recognition of $182,271 as gain on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss.

12B. CONVERTlBLE DEBENTURES AND DERlVATlVES LlABlLlTlES

As at March 31, 2026, the unsecured convertible debentures and derivative liability consist of the following:

	Unsecured Convertible debentures	Derivative liability	Total
	$	$	$
Balance at December 31, 2024	1,706,926	—	1,706,926
Amortization of OID	415,840	—	415,840
Accretion	407,023	—	407,023
Effect of foreign exchange	(97,151)	—	(97,151)
Balance at December 31, 2025	2,432,637	—	2,432,637

Amortization of OID	101,991	—	101,991
Accretion	110,261	—	110,261
Effect of foreign exchange	44,754	—	44,754

Closing balance, as at March 31, 2026	2,689,643	—	2,689,643

On August 16, 2024, the Company issued unsecured convertible debentures in the principal amount of USD 2,194,772 (CAD 3,008,374) with an original issue discount equal to 25% of the purchase price. The debenture matures on August 16, 2026. Interest is accrued until the maturity date, at a rate of 15% per annum. The debenture value determined using the amortized cost using the effective interest method, with the carrying value accreted over time through interest expense was USD 1,594,729 (CAD 2,185,847). The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $67.50 per common share.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

12B. CONVERTlBLE DEBENTURES AND DERlVATlVES LlABlLlTlES (CONTlNUED)

The fair value at December 31, 2025 was estimated at $nil, which was derived using a Black-Scholes option pricing model:

Share price	$2.50
Exercise price	$67.50
Time to maturity	0.58 years
Risk-free rate	2.58%
Expected volatility	41.91%
Dividend yield	Nil
Dilution factor	33.28%

The fair value at March 31, 2026 was estimated at $nil, which was derived using a Black-Scholes option pricing model:

Share price	$4.35
Exercise price	$67.50
Time to maturity	0.33 years
Risk-free rate	2.82%
Expected volatility	26%
Dividend yield	Nil
Dilution factor	33.26%

The Company measured the conversion feature of convertible debentures at FVTPL and the conversion feature was classified as a derivative financial liability for the loan, which was denominated in a currency other than the Company’s functional currency (and therefore its exercise price is not fixed in the Company’s functional currency) and is convertible into a variable number of both common shares and warrants. The embedded derivative did not qualify as an equity instrument due to not meeting the “fixed for fixed” criteria of IAS 32 Financial instruments: Presentation. Therefore, the Company separated the embedded derivative from the host contract and accounted for each element separately. The embedded derivative was initially recognized at its fair value. The amount of change in the fair value of the derivative is presented in profit or loss.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

13.	SHARE CAPlTAL

NuRAN’s share capital consists only of fully paid shares of each of the following categories, each of an unlimited amount and without nominal value:

●	Common shares, voting and participating

●	Preferred shares

During the three-month period ended March 31, 2026, the Company settled debt through the issuance of common shares and warrants. The debt was derecognized at its carrying amount, and the equity instruments issued were measured at fair value and allocated between share capital and contributed surplus using the relative fair value method.

	2026-03-31		2025-12-31
	Number	$	Number	$
Opening balance	13,069,567	86,606,375	195,647	54,994,088
Issue of share capital (a)	15,149	47,796	12,860,587	31,364,312
Convertible Debenture (b)	—	—	—	(142,571)
Debenture conversion in share capital (c)	—	—	13,333	390,546
Closing balance	13,084,716	86,654,171	13,069,567	86,606,375

During the three-month period ended March 31, 2026, the Company had the following share transactions:

(a)	On January 30, 2026, the Company issued 9,515 shares as of accounts payables settlement, resulting in the recognition of $27,232 as of share capital, $4,803 as of warrants and $4,535 as loss on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss. The company also issued 5,634 shares to members of its Board of Directors for services provided in 2022 and 2023, resulting in the recognition of $20,564 as of share capital and $194,436 as gain on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss.

(b)	Nil in the three-month period ended March 31, 2026

(c)	Nil in the three-month period ended March 31, 2026

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

13.	SHARE CAPlTAL (CONTlNUED)

During the year ended December 31, 2025, the Company had the following share transactions:

(a)	From January 2, 2025, to July 22, 2025, the Company issued 155,000 shares as of loan conversion with shares price between $15 and $27.60, resulting in the recognition of $2,509,936 as share capital and $2,246,840 as gain on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss.

On November 26, 2025, the Company issued 45,454 shares as of private placement with share price of $6.00, resulting in the recognition of $300,000 as of share capital.

On December 22, 2025, the Company issued 10,583,919 shares as of debt and accounts payables settlement, resulting in the recognition of $22,613,774 as of share capital, $1,733,405 as gain on debt settlement and $25,837 as loss on write-off of account payables in the Consolidated Statements of Net Loss and Comprehensive Loss. Included in this transaction is the acquisition of Advance Factoring Inc.

On December 22, 2025, the Company issued 1,946,365 shares as of private placement with share price of $2.78, resulting in the recognition of $5,625,000 as of share capital.

On December 29, 2025, the company issued 64,064 shares as of accounts payables settlement, resulting in the recognition of $128,095 as of share capital and $46,262 as gain on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss.

On December 29, 2025, the Company issued 65,784 shares as of private placement with share price of $2.55 and a finder’s fee of $2,609, resulting in the recognition of $187,507 as of share capital.

(b)	On December 22, 2025, $(142,571) was recognized for the fair value on debentures following the settlement in shares.

(c)	From January 20, 2025, to June 26, 2025, the Company issued 13,333 shares upon the conversion of debenture at a share price of $60 (Note 12A).

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

14.	WARRANTS

The following is a summary of the activity of warrants:

	2026-03-31	2025-12-31
	$	$
Opening balance	6,465,936	761,495
Issue of Warrants	4,803	6,532,539
Warrants expired	—	(674,600)
Warrants cancelled	—	(153,498)
Closing balance	6,470,739	6,465,936

	Three months ended March 31, 2026
	Number of warrants	Weighted average exercise price
		$
Opening balance	6,359,067	4.43
Granted during the period	4,757	4.34
Closing balance, as at March 31, 2026	6,363,824	4.43
Closing balance of exercisable warrants, as at March 31, 2026	28,867	24.53

	Twelve months ended December 31, 2025
	Number of warrants	Weighted average exercise price
		$
Opening balance	61,797	114.00
Granted during the period	6,404,177	4.82
Expired during the period	(26,333)	168.61
Cancelled during the period	(80,574)	39.79
Closing balance, as at December 31, 2025	6,359,067	4.43
Closing balance of exercisable warrants, as at December 31, 2025	6,140	78.66

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

14.	WARRANTS (CONTlNUED)

The following is a summary of warrants outstanding and exercisable, as at March 31, 2026:

	Warrants outstanding		Warrants exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
March 31, 2026 Exercise price
$4.34	6,265,137	4.73	—	—
$4.34	65,063	4.75	—	—
$4.34	4,757	4.84	—	—
$9.90	22,727	2.66	22,727	2.66
$75.00	5,640	0.41	5,640	0.41
$120.00	500	0.41	500	0.41
	6,363,824		28,867

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

14. WARRANTS (CONTlNUED)

	Warrants outstanding		Warrants exercisable
December 31, 2025 Exercise price	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
$4.34	6,265,137	4.98	—	—
$4.34	65,063	5.00	—	—
$9.90	22,727	2.91	—	—
$75.00	5,640	0.66	5,640	0.66
$120.00	500	0.66	500	0.66
	6,359,067		6,140

During the year ended December 31, 2025, the Company issued 6,404,177 warrants consisting of 3,599,013 warrants issued to the owners of AFI and 2,805,164 warrants issued for private placements, debt conversions, factoring recourse notices and debenture conversions. The value totaling $6,532,539 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate between 2.40% and 3.07%; expected volatility between 81.20% and 104.15%; expected dividend yield of 0%; expected life between 0.83 and 5 years and exercise price between $9 and $75. The share price upon issuance was between $2.55 and $27.

During the three-month period ended March 31, 2026, the Company issued 4,757 warrants. The value totaling $4,803 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 2.56%; expected volatility 129.62%; expected dividend yield of 0%; expected life of 5 years and exercise price of $4.34. The share price upon issuance was $3.65.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

15.	CONTRlBUTED SURPLUS

The Company has a stock option plan for its employees, officers, directors and consultants for up to 10% of the issued and outstanding shares at the grant date.

The following is a summary of the activity of contributed surplus:

	2026-03-31	2025-12-31
	$	$
Opening balance	7,559,538	6,731,440
Expired	—	674,600
Cancelled	—	153,498
Closing balance	7,559,538	7,559,538

	Three months ended March 31, 2026
	Number of options	Weighted average exercise price
		$
Opening balance	9,566	402.91
Granted during the period	—	—
Expired during the period	(3,398)	705
Closing balance, as at March 31, 2026	6,168	236.48
Closing balance of exercisable options, as at March 31, 2026	6,168	236.48

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

15.	CONTRlBUTED SURPLUS (CONTlNUED)

	Twelve months ended December 31, 2025
	Number of options	Weighted average exercise price
		$
Opening balance	9,566	402.91
Forfeited during the period	—	—
Closing balance, as at December 31, 2025	9,566	402.91
Closing balance of exercisable options, as at December 31, 2025	9,566	402.91

The following is a summary of stock options outstanding and exercisable as at March 31, 2026:

	Options outstanding		Options exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
March 31, 2026 Exercise price
$127.50	4,167	0.01	4,167	0.01
$402.00	835	0.83	835	0.83
$501.00	334	0.57	334	0.57
$510.00	832	0.56	832	0.56
	6,168		6,168

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

15.	CONTRlBUTED SURPLUS (CONTlNUED)

	Options outstanding		Options exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
December 31, 2025 Exercise price
$127.50	4,167	0.26	4,167	0.26
$402	835	1.07	835	1.07
$501	334	0.82	334	0.82
$510	832	0.80	832	0.80
$705	3,398	0.11	3,398	0.11
	9,566		9,566

16.	LOSS PER SHARE

(a)	Basic

Basic income (loss) per share is calculated by dividing income (loss) by weighted average number of common shares in issue for the year

	2026-03-31	2025-03-31
	$	$
Net loss for the period	(2,166,574)	(1,689,530)
Weighted average number of outstanding common shares	13,079,666	209,777

Loss per share	(0.17)	(8.05)

(b)	Diluted

Diluted income (loss) per common share is equal to the loss per common share for the three-month period ended March 31, 2026 and 2025 as all of the shares options and warrants outstanding are anti-dilutive.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

17.	RELATED PARTY TRANSACTlONS

The Company’s related parties include companies under common control as well as key management personnel.

Transactions with key management personnel

The Company’s key management consists of directors and executives. The key management personnel remuneration totals $364,970 (2025 - $358,112) and benefits total $46,486 (2025 - $35,975) for the quarter ended March 31, 2026. The accounts payable and accrued liabilities related to key management personnel totals $285,253 as at March 31, 2026 (2025 - $321,763). All amounts represent short-term employee benefits.

18.	RESTATEMENT

Management identified errors related to March 2026 that had impact on the previously published unaudited condensed interim consolidated financial statements for the three months ended March 31, 2026. The effect of the restatement as a result of the correction of these errors on the previously reported unaudited unreviewed condensed interim consolidated statements of financial position as of March 31, 2026, unaudited unreviewed condensed interim consolidated statements of loss and comprehensive loss for the three months ended March 31, 2026, shareholder’s and unaudited unreviewed condensed interim consolidated statements of cash flows for the three months ended March 31, 2026 is summarized below:

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

18.	RESTATEMENT (CONTlNUED)

Condensed interim consolidated statements of financial position as of March 31, 2026:

As at March 31, 2026	As filed	Reclassification	Adjustments	Restated
	$	$	$	$
ASSETS
Current assets
Cash	1,933,539	—	—	1,933,539
Trade and other receivables	4,211,999	—	—	4,211,999
Scientific research and experimental development tax credits receivable	53,029	—	—	53,029
Accrued revenues (Note 3)	2,605,273	—	—	2,605,273
Inventories (Note 4)	6,031,752	—	—	6,031,752
Prepaid expenses	80,479	—	—	80,479
Security deposits and deposits on purchase of goods	1,384,895	—	—	1,384,895
Loan receivable (Note 5)	77,347	—	—	77,347
Current assets	16,378,312	—	—	16,378,312
Non-current assets
Property, plant and equipment (Note 6)	3,713,165	—	—	3,713,165
Intangible assets (Note 7)	7,474,788	—	—	7,474,788
Right-of-use assets (Note 8)	342,142	—	—	342,142
Non-current assets	11,530,095	—	—	11,530,095
Total assets	27,908,407	—	—	27,908,407

LIABILITIES
Current liabilities
Trade and other payables	9,594,638	—	49,431	9,644,069
Customer advances (Note 9)	1,173,574	—	—	1,173,574
Loans payable (Note10)	8,115,168	(8,044,760)	—	70,408
Convertible debentures (Note 12A)	2,645,502	—	—	2,645,502
Convertible debentures and derivative liability (Note 12B)	2,689,643	—	—	2,689,643
Current portion of lease liabilities (Note 11)	41,983	—	—	41,983
Current liabilities	24,260,508	(8,044,760)	49,431	16,265,179
Non-current liabilities
Lease liabilities (Note 11)	322,690	—	—	322,690
Loans payable (Note 10)	—	8,044,760	85,363	8,130,123
Total liabilities	24,583,197	—	134,794	24,717,991

Shareholders' equity	—
Share capital (Note 13)	86,654,171	—	—	86,654,171
Warrants (Note 14)	6,470,739	—	—	6,470,739
Contributed surplus (Notes 15)	7,559,538	—	—	7,559,538
Foreign exchange in translation of foreign operations	(1,092,439)	—	(1,360)	(1,093,799)
Accumulated deficit	(96,266,801)	—	(133,434)	(96,400,235)
Total shareholders' equity	3,325,209	—	(134,794)	3,190,415
Total liabilities and shareholders' equity	27,908,406	—	—	27,908,407

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

18. RESTATEMENT (CONTlNUED)

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss for the three months ended March 31, 2026:

	As filed	Adjustments	Restated
	$
Revenue	871,066	—	871,066
Cost of sales	240,649	—	240,649
Gross profit (loss)	630,417	—	630,417

Selling expenses	117,319	—	117,319
Administrative expenses	1,800,649	—	1,800,649
Financial expenses	621,779	133,434	755,213
Research and development costs, net of $3,828 in tax credits for the three-month period ended March 31, 2026, ($26,209 for the three-month period ended March 31, 2025)	313,711	—	313,711
	2,853,458	133,434	2,986,892
Loss before other elements	(2,223,041)	(133,434)	(2,356,475)
Other elements:
Gain (Loss) on debt settlement	189,901	—	189,901
	189,901	—	189,901
Loss before income taxes	(2,033,140)	(133,434)	(2,166,574)
Income tax expense
Income Tax	—	—	—
Net loss for the period	(2,033,140)	(133,434)	(2,166,574)

Other comprehensive income (loss)
Foreign exchange difference on translation of foreign operations	(290,637)	(1,360)	(291,997)
Total comprehensive loss for the period	(2,323,777)	(134,794)	(2,458,571)

Net loss per share (Note 16)
Basic and diluted loss per share	(0.16)	(0.01)	(0.17)

Weighted average number of outstanding common shares	13,079,666	13,079,666	13,079,666

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

18.	RESTATEMENT (CONTlNUED)

Condensed Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2026:

	As filed	Reclassification	Adjustments	Restated
	$	$	$	$

Net cash from operating activities	(2,094,897)	271	(31,946)	(2,126,572)

Net cash used in investing activities	(787,484)	—	25,694	(761,790)

Net cash used in financing activities	526,726	—	(52,598)	474,128

Foreign exchange in translation of foreign operations	(290,836)	(271)	(26,512)	(317,619)

Significant reclassification are as follows:

–	$8,044,760 was reclassified from current loans payable to non-current loan payables because the loan’s maturity was extended.

Significant adjustments are as follows:

–	The Company recorded payable interests of $49,431 on convertible debenture.

–	The Company accrued interest payable of USD 61,240 (CAD 85,363) on non-current loans payable.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2025 were neither audited nor reviewed by the Company’s auditor.

19.	SUBSEQUENT EVENTS

On April 17, 2026 the former shareholders of the Factor entered into an undertaking pursuant to which they agreed not to, directly or indirectly, offer, sell, contract to sell, pledge, transfer, or otherwise dispose of any securities of the Company held by them and issued pursuant to the share purchase agreement dated December 22, 2025. The undertaking remains in effect until the earlier of (i) two business days following the removal of the Company from the British Columbia Securities Commission (the “BCSC”)’s Issuers in Default List, and (ii) the date on which the BCSC provides its written consent to revise, replace, or revoke the Undertaking.

NuRAN Wireless lnc.

Notes to Amended and Restated Condensed lnterim Consolidated Financial Statements

March 31, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

19.	SUBSEQUENT EVENTS (CONTlNUED)

On May 14, 2026, the Company’s subsidiary, NuRAN Wireless (Africa) Holding signed an amendment to the facility agreement signed with FEI Ongrid, a fund managed by Cygnum Capital, extending the maturity date of the agreement to April 26, 2027 and amending the terms of the agreement such that interest would not be fully capitalised but partially paid in cash in accordance with an agreed schedule to maturity. The amendment was entered into to support the Company in raising long term debt and equity financing.